April 2, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Amanda Ravitz
Joseph McCann
Brian Soares

Re:	Ultra Clean Holdings, Inc.

Registration Statement on Form S-1, filed on November 14, 2012

File No. 333-184941

Ladies and Gentlemen:

On behalf of Ultra Clean Holdings, Inc. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on December 10, 2012, and in follow-up calls during the week of December 10, 2012, with respect to the Company’s registration statement on Form S-1 (File No. 333-184941), filed with the Commission on November 14, 2012 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), and the prospectus included therein (the “Prospectus”). The Staff’s comments are summarized below and are followed by the Company’s responses. In conjunction with this letter, the Company is filing via EDGAR for review by the Staff Amendment No. 1 (“Amendment No. 1”) to the Registration Statement.

1.	We note your inclusion of a “Distribution Prospectus” to register the distribution, from time to time, of the Resale Shares (as defined in the Prospectus) currently held by AIT Holding Company LLC (“AIT Holding”) to the holders of its membership interests (“Distributions”). Please explain to us the need for registering the distributions pursuant to the Distribution Prospectus and provide your analysis regarding the availability of a private offering exemption for the distributions.

April 2, 2013

Response: As discussed with the Staff, the Company has revised the Registration Statement to remove the Distribution Prospectus and related disclosure. Amendment No. 1 to the Registration Statement contains only one prospectus for the resale of the Resale Shares by AIT Holding. The Registration Statement registers the resale of the Resale Shares pursuant to a “shelf” registration statement as provided by Rule 415(a)(1)(i) under the Securities Act. If, after the Registration Statement is declared effective, AIT Holding determines to distribute some or all of the Resale Shares to the holders of its membership interests (the “Members”), such distributions will be conducted as transactions exempt from or otherwise not subject to the registration requirements of the Securities Act. To the extent the Company is required, pursuant to AIT Holding’s registration rights described in the Registration Statement, to register the resale of such shares after they are distributed to the Members, the Company intends to update the Resale Prospectus through a Rule 424(b) prospectus supplement, in accordance with the C&DI discussed in the Company’s response to oral comment number 2 below. Such prospectus supplement will name any such Members as selling stockholders in the Resale Prospectus prior to such Members making any sales of the distributed Resale Shares to the public.

2.	We understand that, in the event AIT Holding makes distributions of Resale Shares to its members, the Company intends to post-effectively update the selling stockholder table by prospectus supplement to reflect such transfer(s) and include such members as selling stockholders. Please provide the Company’s analysis as to the availability of Rule 424 to update the selling stockholder table in this manner without a post-effective amendment to the Registration Statement, given that the Company is not eligible to rely on Rule 430B(b) under the Securities Act.

Response: As previously discussed with the Staff, if necessary to reflect distributions from AIT Holding to its members, the Company intends to update the selling stockholder table post-effectively using a Rule 424(b) prospectus supplement. The Company respectfully advises the Staff that, although the Company is not eligible to rely on Rule 430B(b) under the Securities Act, the Division of Corporation Finance’s Compliance and Disclosure Interpretation Question 220.04 (the “C&DI”) provides, in relevant part, that:

“[i]f the company is not eligible to rely on Rule 430B when the registration statement is initially filed, it must file a post-effective amendment to add selling shareholders to a registration statement related to a specific transaction that was completed prior to the filing of the resale registration statement. A Rule 424(b) prospectus supplement may be used to post-effectively update the selling shareholder table to reflect a transfer from a previously identified selling shareholder. The new investor’s shares must have been acquired or received from a selling shareholder previously named in the resale registration statement and the aggregate number of securities or dollar amount registered cannot change.”

The Company respectfully submits to the Staff that the C&DI permits the Company to update the Prospectus using a Rule 424(b) prospectus supplement from time to time to reflect distributions from AIT Holding to its members. First, the Company will

April 2, 2013

not update the selling stockholder table using a Rule 424(b) prospectus to reflect any specific transaction that was completed prior to the time that the Registration Statement is declared effective. If any such specific transaction has occurred prior to the Registration Statement being declared effective (e.g., if AIT Holding makes a distribution to one or more members prior to effectiveness), then the Company will file a pre-effective amendment to the Registration Statement to reflect such distribution in the selling stockholder table. In addition, in compliance with the C&DI, the Company will only use a Rule 424(b) prospectus supplement post effectiveness to update the Prospectus to reflect a transfer from a previously identified selling shareholder of shares from such previously identified selling shareholder (e.g., a distribution post-effectively of Resale Shares from AIT Holding to one or more of its members). Any such prospectus supplement would not change the aggregate number of securities or dollar amount registered. Based on the discussion above, the Company respectfully submits to the Staff that the C&DI provides that the Company may update the selling stockholder table to reflect any post-effective distributions from AIT Holding to its members using a Rule 424(b) prospectus supplement.

3.	Please disclose whether any selling stockholder is a registered broker-dealer or affiliate of a registered broker-dealer. If you determine that a selling stockholder is a registered broker-dealer, please revise your disclosure to indicate that such selling stockholder is an underwriter, unless such selling stockholder received its securities as compensation for investment banking services. If a selling stockholder is an affiliate of a registered broker-dealer, please disclose, if true, that such selling stockholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such selling stockholder is an underwriter.

Response: In response to the Staff’s comments, the Company advises the Staff that AIT Holding has confirmed to the Company that it is not a broker-dealer and, as discussed under the fifth bullet below (“The Selling Stockholder is not in the Business of Underwriting Securities”), believes it is not an affiliate of a broker-dealer, as defined by Rule 405.

AIT Holding has further indicated to the Company that:

(1)	it acquired the Company’s securities as investments;

(2)	although the Company’s securities were acquired in exchange for substantially all of AIT Holding’s assets, AIT Holding views the transaction as consistent with its original business plan (to monetize its assets) and, therefore, that it purchased the securities to be resold in the ordinary course of business; and

April 2, 2013

(3)	at the time of purchase, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Although AIT Holding negotiated for registration rights, at the time of the purchase of the securities it had made no determination as to whether or when it would distribute or dispose of the securities. Indeed, as of this date (in excess of six months following the purchase), it has still not made such a determination, taking into account the current trading price, market conditions and other considerations.

Further, based on confirmations from AIT Holding, the Company believes that AIT Holding is not acting as a conduit for the Company with regard to the sale of its securities to the public. AIT Holding does not have the same role in this offering as “underwriters” who undertake the distribution of securities.

We note that Section 2(a)(11) of the Securities Act defines “underwriter” as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking.”

The Staff has concluded that whether a selling stockholder is an underwriter is a question of fact. The Division of Corporation Finance’s Compliance and Disclosure Interpretation 128.04 provides that the determination of whether a purchaser of securities is an underwriter with respect to the resale of such securities “depends on the particular facts and circumstances of the particular case.”

The Staff has issued further guidance in Compliance and Disclosure Interpretation 612.09 that provides the following list of factors that should be considered when evaluating the facts and circumstances of whether a selling security holder is actually acting as an underwriter selling on behalf of an issuer: “how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

Based on the guidance above, the Company believes that the following facts demonstrate that the selling stockholder is not acting as an underwriter for the Company:

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How Long the Selling Stockholder Has Held the Shares. The investment decision made by AIT Holding, as the selling stockholder, to acquire the Company’s securities was made in May 2012, approximately six months prior to the initial filing of the registration statement on November 14, 2012. As of this date, AIT Holding has been at investment risk in excess of six months for the shares acquired in July 2012. AIT Holding became bound to complete the transaction on

April 2, 2013

May 23, 2012, which was in excess of nine months ago, as there were no material conditions to the purchase of the Company’s securities within the control of AIT Holding after executing the acquisition agreement. This holding period is longer than the period one would typically see in traditional “PIPE” transactions where shares are normally registered for resale at the time the instrument is issued or even earlier.

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The Circumstances under which the Selling Stockholder Received the Shares. Unlike an underwritten offering, AIT Holding, as the selling stockholder, has not, and will not, receive a commission or any other remuneration from the Company if and when any of the Company’s securities are sold pursuant to the Registration Statement. The shares were acquired in a bona fide private placement, contained restrictions on any subsequent resale, and were in all other respects compliant with Section 4(2) of the Securities Act and applicable regulations promulgated thereunder. The terms of the acquisition were in all respects the results of an arm’s length negotiation between the parties. There was no discount afforded to any selling stockholder, as would be typical in an underwriting scenario; AIT Holding, as the selling stockholder, paid the full purchase price for the shares on July 3, 2012. Accordingly, AIT Holding was subject to market risk beginning at such time, and the transaction was “complete” as that term is used by the Staff in connection with its guidance on PIPE transactions. AIT Holding assumed the economic risks associated with its investment without regard to whether it would be able to ultimately distribute them to third party investors through this or any other offering—as noted above, it has already held the shares for more than six months and still has not determined whether or when it will distribute or dispose of such shares.

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The Selling Stockholder’s Relationship to the Issuer. Neither AIT Holding nor its affiliates had any substantive relationship with the Company prior to the acquisition, and neither AIT Holding nor any of its affiliates have any officer or director representatives at the Company, or any other substantive relationship with the Company, except that one employee of the Company subsequent to the acquisition is a member of AIT’s board of managers. The terms of the purchase of the securities were the result of an arm’s-length negotiation, the selling stockholder received no discount on the shares, and the Company will receive no proceeds from any subsequent sale of the Company’s securities by the selling stockholder. Thus, the relationship between the parties shares no substantial characteristics with that of a typical underwriting relationship.

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The Amount of Shares Involved. The selling stockholder seeks to register 4,500,000 shares of common stock, or approximately 16.0% of the Company’s outstanding shares, pursuant to the Registration Statement. While representing a significant amount of the outstanding shares, we understand it to be substantially less than the 30% screening test typically employed by the Staff to determine whether a purported secondary offering should be re-characterized as a primary offering, i.e., the selling stockholder is actually an underwriter selling on behalf of an issuer.

April 2, 2013

Further, there is no evidence that a distribution would occur if the Registration Statement is declared effective. Under the Commission’s rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” Accordingly, the Company respectfully submits that the mere size of a potential offering does not make a proposed sale a “distribution” because special selling efforts and selling methods must be employed before an offering constitutes a distribution. The Company has no evidence that any special selling efforts or selling methods (e.g., road shows) have taken place or would take place if all of the shares of stock issuable in the private placement were registered pursuant to the Registration Statement, or that the selling stockholder has any plan to effect a distribution of its shares of Common Stock. The selling stockholder has advised the Company that it has not conducted any road shows or taken any other actions to condition or “prime” the market for the Company’s securities.

•

The Selling Stockholder is not in the Business of Underwriting Securities. AIT Holding is not in the business of underwriting securities, as its principal asset was American Integration Technologies, LLC (“AIT”) prior to the acquisition of AIT by the Company, and its principal asset is currently the securities of the Company. AIT Holding is organized as a Delaware limited liability company that is managed by a board of seven managers. Under its governing agreement, AIT Holding’s board of managers has sole authority to dispose of the assets of the selling stockholder unless, among other things, the sale constitutes substantially all of its assets in a single transaction or series of related transactions. Under its lock-up and standstill agreement with the Company (“Lock-Up Agreement”), the selling stockholder is restricted from selling more than 25% of its shares of stock of the Company in any 90-day period. Since the board of managers of AIT Holding would make each decision to dispose of any shares on a case-by-case basis, and has not yet made any decision, or otherwise committed, to sell any such shares at this time, AIT Holding has advised the Company that it believes that its board of managers has sole authority with respect to the types of sales of shares that would be permitted under the Lock-Up Agreement and Registration Statement.

We note that only three of the seven members of AIT’s board of managers are employed by or affiliated with Houlihan Lokey. Moreover, the managers of AIT are subject to traditional fiduciary duties to the members of such entities and, therefore, required to act in the best interests of such members – not those of Houlihan Lokey. Accordingly, it is believed that AIT should not be viewed as an affiliate of Houlihan Lokey. In addition, the selling stockholder currently has no

April 2, 2013

agreement or understanding to act in concert with the Company or any other person to distribute the Company’s securities, and the selling stockholder has no obligation to the Company to resell the securities within a certain period of time.

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Whether under all the circumstances it appears the Selling Stockholder is acting as a conduit for the Company. As described above, the selling stockholder purchased the Company’s securities in a bona fide private placement transaction. The closing price was calculated based on the shares’ average closing price for the 60 consecutive trading days prior to execution of the sales agreement. All proceeds from the sale of the securities will be retained by the selling stockholder rather than remitted to the Company. Further, in the applicable acquisition agreement, the selling stockholder represented that it was purchasing the shares for its own account for investment and not with a view to, or for sale in connection with, any subsequent distribution of the securities.

Based upon all of the circumstances of the transaction, including how long the shares have been held, the circumstances under which the selling stockholder received the Shares, the relationship with the Company, the amount of the Shares involved, and the fact that the selling stockholder is not in the business of underwriting securities, we respectfully submit to the Staff that the selling stockholder is not, and should not be considered, an underwriter under Section 2(a)(11) of the Securities Act with respect to the resale of the securities acquired by it, and that no revision to the prospectus contained in the Registration Statement in this respect is necessary.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (650) 752-2004.

Sincerely,

/s/ Alan F. Denenberg

Alan F. Denenberg

cc:	Casey Eichler, Chief Financial Officer of Ultra Clean Holdings, Inc.
Brett J. Souza, Esq., Bryan Cave LLP